
July 31, 2018

Dror Ben-Asher
Chief Executive Officer
RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv 64739
Israel

       Re: RedHill Biopharma Ltd.
          Registration Statement on Form F-3
          Filed July 23, 2018
          File No. 333-226278

Dear Mr. Ben-Asher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 with any questions.

                        Division of Corporation Finance
                        Office of Healthcare & Insurance

cc: Rick Werner, Esq.